September 24, 2018

Stephen M. Kadenacy
Chief Executive Officer
Boxwood Merger Corp.
1112 Montana Avenue, Suite 901
Santa Monica, CA 90403

       Re: Boxwood Merger Corp.
           Draft Registration Statement on Form S-1
           Submitted August 28, 2018
           CIK No. 0001751143

Dear Mr. Kadenacy:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 28, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2.     We note your disclosure on page 2 that you expect that Macquarie Capital
(USA) Inc. will
       be one of the underwriters of your offering. As Macquarie is also a sponsor, please tell us
 Stephen M. Kadenacy
Boxwood Merger Corp.
September 24, 2018
Page 2
      whether Macquarie Capital (USA) Inc. plans to make a market in the company's securities.
Exhibits

3. Please file the business combination marketing agreement entered into with the underwriters. See Item 601(b)(10)(ii)(A) of Regulation S-K.
        You may contact James Giugliano at (202) 551-3319 or Angela Lumley at
(202) 551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-
3713 with any other questions.



                                                          Sincerely,

FirstName LastNameStephen M. Kadenacy                     Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameBoxwood Merger Corp.
                                                          Mining
September 24, 2018 Page 2
cc:       Jason Simon
FirstName LastName